                                ALSTON&BIRD LLP
                              One Atlantic Center
                           1201 West Peachtree Street
                          Atlanta, Georgia 30309-3424

                                  404-881-7000
                               Fax: 404-881-7777
                                 www.alston.com

PETER C. NOVEMBER      DIRECT DIAL: 404-881-7872    E-MAIL:PNOVEMBER@ALSTON.COM

                                 March 4, 2005

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

         Re:    LHC Group, Inc.
                Registration Statement on Form S-1
                Filed November 24, 2004, as amended
                File Number 333-120792

Dear Mr. Riedler:

         At the request and on behalf of our client, LHC Group, Inc. (the "Company"), we are filing this letter in response to comment No. 10 included in the Staff's letter dated February 25, 2005 relating to the above referenced Registration Statement (the "Registration Statement"). In order to expedite the resolution of the matters referenced in comment No. 10, we are filing this letter prior to the filing of Amendment No. 3 to the Registration Statement. We respectfully request an opportunity to discuss our response with the Staff as soon as possible. In that regard, we will contact Mr. Atkinson on Monday, March 7 to schedule a conference call. We appreciate the Staff's consideration of our request. Unless the context requires otherwise, references to we, our, us, LHC or the Company in this letter refer to LHC Group, Inc.


    Bank of America Plaza                  90 Park Avenue        3201 Beechleaf Court, Suite 600      601 Pennsylvania Avenue, N.W.
101 South Tryon Street, Suite 4000       New York, NY 10016           Raleigh, NC 27604-1062            North Building, 10th Floor
   Charlotte, NC 28280-4000                 212-210-9400                   919-862-2200                 Washington, DC 20004-2601
        704-444-1000                      Fax: 212-210-9444              Fax: 919-862-2260                      202-756-3300
      Fax: 704-444-1111                                                                                       Fax: 202-756-3333

Mr. Jeffrey Reidler
March 4, 2005
Page 2


COMMENT

10) Please refer to your responses to comments 22 and 23. It appears that your analysis does not follow the appropriate path through the literature given that this appears to be a financial instrument. Please discuss the applicability of SFAS 150, EITF 00-6, and ASR268 and other related literature to this agreement. It appears that the filing of the registration statement makes it appear that it is probable that this minority interest will become redeemable.

RESPONSE

         In the third quarter of 2003 and the second quarter of 2004, we entered into agreements to purchase majority ownership positions in three companies. The minority interest holders in these companies were given the option to put their minority interests to us under certain events, including an initial public offering of our common stock, or IPO, or the acquisition of LHC by a third party. We believe these conversion options represent put options on the membership interests of these three companies.

         It is our position that the put options are not freestanding, and are best characterized as being embedded in the underlying membership interests, and thus not subject to SFAS No. 150 (see further explanation of this view below in the discussion of the exchange agreements). However, we note EITF 00-6 should be considered for embedded features. Based on EITF 00-6, the put option should be separately recognized at fair value and any changes in the fair value of the put option recognized in earnings. As the purchase price is based on the fair value of the subsidiary (i.e., the fair value of the put is $0), there is no accounting recognition required related to the put option. Additionally, we believe the related minority interest should not be adjusted to the redemption value at each balance sheet date, but should be accounted for by applying normal consolidation procedures for minority interest. As discussed above, we believe the put options are to be accounted for separately (albeit at a fair value of 0), and not as part of the minority interest.

         As part of our analysis we have considered ASR 268 and Topic D-98 with respect to these put options and the interests in which they are embedded. ASR 268 requires a public entity's stock subject to redemption requirements that are outside the control of the issuer to be excluded from caption "stockholders' equity" and presented separately in the issuer's balance sheet. Although ASR 268 discusses only "Redeemable Preferred Stocks," it is our understanding that the Staff believes this rule provides analogous guidance to all redeemable equity instruments, including redeemable classes of common stock and other redeemable equity instruments. Accordingly we reviewed the classification of the minority interest liability. No reclassification was necessary as minority interest is appropriately classified outside of permanent equity.

Mr. Jeffrey Reidler
March 4, 2005
Page 3


         Further, Topic D-98 and SAB 64 provide that the initial carrying amount of redeemable preferred stock (i.e., redeemable equity interests) should be its fair value at the date of issue. Subsequent accounting is dependent on the instrument's redemption provisions. In our case, the minority interest is redeemable only if specified events occur. If redemption is uncertain, adjustment of the initial carrying amount is not necessary until redemption is probable and disclosure of why the redemption is uncertain should be provided.

         Given that the redemption of the put option is contingent on an IPO or the acquisition of LHC, even if reflected as part of the minority interest (which we do not believe is the case), minority interest should not be adjusted until the specified event is probable. We initially filed the Registration Statement on November 24, 2004, which creates the first point at which the probability of the event occurring should be evaluated. However, the put options under two of these agreements were removed and the exchange agreements discussed below were entered into prior to the filing of the initial Registration Statement. Accordingly, these agreements would never have triggered any requirement to adjust the initial carrying value of the minority interest.

         The put option under the third agreement remains and we believe the probability of the IPO occurring has not reached a "probable" threshold even on the filing of the initial Registration Statement. However, if the put option were reflected as part of the minority interest (which again we do not believe is the case), probability must be reassessed at December 31, 2004. It is our position that the "probable" threshold still would not have been crossed at December 31, 2004. It would be assessed again when we reached the point where the Staff had cleared its comments sufficiently to reduce the risk of significant changes to the Registration Statement and we began our investor road show.

         The exchange agreements entered into with two of our minority interest holders replaced the contingent conversion options, and require the minority interest holders to sell their interests to us in the event we complete the planned initial public offering of our common stock. These exchange agreements represent contingent forward contracts and are not unlike business combination agreements as the purchase price for the minority interest is based on the fair value of the minority interest. In one of the exchange agreements, the minority shareholders will receive 68,036 shares of our common stock for its minority interest. In the other exchange agreement, the minority shareholders will receive 450,000 shares of our common stock and cash consideration in an amount equal to the value of 230,658 shares of our common stock based on the per share public offering price.

         SFAS No. 150 defines a freestanding financial instrument as "a financial instrument that is entered into separately and apart from any of the entity's other financial instruments or equity transactions, or that is entered into in conjunction with some other

Mr. Jeffrey Reidler
March 4, 2005
Page 4


transaction and is legally detachable and separately exercisable." We believe that the exchange contracts are not freestanding financial instruments (i.e., they cannot be transacted for separately) and therefore fall outside the scope of SFAS No. 150. SFAS No. 150 also notes that to the extent any of the instruments described in SFAS No. 150 are deemed not to be freestanding, other guidance would continue to apply, such as SFAS No. 133 and EITF No. 00-6. EITF No. 00-6 notes it would still be applicable when evaluating embedded derivatives for purposes of Statement 133.

         EITF No. 00-6 paragraph 8a states that: "If a parent enters into a forward contract to purchase outstanding common shares (that is, minority interest) of its subsidiary at a future date, the Task Force reached a consensus that the parent should not record the acquisition of shares until the forward contract is settled and the shares are received. The Task Force also reached a consensus that during the period of the contract, the parent should continue to allocate subsidiary income or loss to the minority interest to be acquired." EITF No. 00-6 has a status update with respect to paragraph 8a which discusses the accounting for forward contracts that fall within the scope of SFAS No. 150. As noted above, we believe that these forward contracts do not fall within the scope of SFAS No. 150. Accordingly, the status update would not apply to our exchange agreements.

         Based on the foregoing analysis, we believe that our exchange agreements represent forward contracts to purchase minority interests that are contingent on our planned IPO and should be accounted for under EITF No. 00-6, paragraph 8a. Accordingly, the exchange agreements and their terms should be disclosed in the notes to the financial statements, but should not be recorded until the forward contracts are settled in connection with the initial public offering and the minority interests are purchased. The purchase of the minority interests would then follow purchase accounting in accordance with SFAS No. 141 (i.e., the exchange agreements are akin to business combination agreements).

         Additionally, we reviewed our disclosures surrounding the buy-sell feature of certain of our joint venture agreements and believe our disclosure may not have provided a clear understanding of these agreements. The joint venture agreements actually allow either member to offer to purchase the other member's interests. In some instances, the purchase offer must be for an amount equal to or greater than an established multiple of the joint venture's twelve month trailing EBITDA multiplied by such member's interest in the joint venture. The offer to purchase must also contain an offer to sell all of the offering member's interest to the non-offering member on the same terms and conditions contained in the purchase offer, except that the purchase price shall be equal to the established multiple of the EBITDA of the joint venture multiplied by the offering member's interest. Upon receipt of the offer notice, the member receiving the offer shall be required to either sell its interest or purchase the other member's interest for the amounts set forth in the offer.


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Mr. Jeffrey Reidler
March 4, 2005
Page 5


         Until we receive an offer from the other member, or submit an offer to the other member, under the buy/sell option, we are under no obligation to buy the other member's interest or to sell our interest to the other member in the applicable joint venture. That is, the "option" does not represent a put feature on the minority interest, and at no time can we be required to purchase the minority member's interest. Thus, the provision does not create a liability or obligation requiring recognition in the financial statements.

         If you have questions or comments about the matters discussed herein, please call the undersigned at (404) 881-7872.


                                        Sincerely,

                                        /s/ Peter C. November

                                        Peter C. November


cc:  Zafar Hasan
     Tabatha Akins
     James Atkinson
     Keith G. Myers
     R. Barr Brown
     Steven L. Pottle
     Nilene R. Evans